SUB ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of the shareholders of the EARNEST Partners Fixed Income Trust (a series of The Nottingham Investment Trust II) was held on July 27, 2011.  At the meeting, shareholders approved an Agreement and Plan of Reorganization providing for the transfer of all assets and liabilities of the EARNEST Partners Fixed Income Trust to the Touchstone Funds Group Trust Total Return Bond Fund and the subsequent liquidation of the EARNEST Partners Fixed Income Trust. The voting results of the meeting to approve the Agreement and Plan of Reorganization were as follows:

Shares voted
For:  1,223,066
Against:  467
Abstain:  0
Total:  1,223,533